12g Exemption # 82-3480

TRANS AMERICA INDUSTRIES LTD.

#300 – 905 West Pender Street,
Vancouver, B.C. V6C 1L6
Telephone: (604) 688-8042 Fax: (604) 689-8032


06013643


SEC MAIL PROCESSING
RECEIVED
MAY 17 2006
WASHINGTON DC SECTION

TSX VENTURE: TSA

SUPPL

PRESS RELEASE

May 10, 2006

Trans America to Acquire 50% Interest in Grants Uranium Project

Trans America Industries Ltd. (TSX-V: TSA) is pleased to announce that it has entered into a joint venture agreement with its syndicate partner, Neutron Energy Inc. (NEI), to acquire a 50% interest in the Grants Project in the prolific Ambrosia Lake uranium district of New Mexico.

The Grants Project presently includes 161 unpatented lode mining claims covering some 3,220 acres in a single block in the Ambrosia Lake mining district. Additional acquisitions are presently being finalized in both the Ambrosia Lake and East Ambrosia Lake-San Mateo mining districts.

The Grants Project and associated areas of interest are located approximately 95 kilometres west-northwest of Albuquerque, New Mexico and 32 kilometres north of the town of Grants.

The Company has made an initial property payment of US$315,000 and is committed to spending US$600,000 on exploration in the first year of the three year joint venture agreement. During the following two years, Trans America is obligated to expend an additional US$5 million to earn a 50% interest in the Grants Project.

Trans America currently holds 50% of the issued capital of NEI, an equity interest that will be reduced by a planned reorganization of NEI that will entail both private and public share offerings.

"The Company's partners have been involved in the discovery and subsequent development of multi-million pound uranium deposits that were economically attractive before the collapse of the uranium market and are even more so today," said Trans America president, John Campbell.

According to Campbell, the Grants Mineral Belt produced more than 340 million pounds of U_3O_8 from 1948 through 2000, including production from the Ambrosia Lake district which accounted for approximately 200 million pounds. However, production from the area plummeted in the 1980's following a sharp drop in international uranium prices.

"The dramatic recovery of the uranium market in recent years has focused attention on historic production areas where the true geological potential was just being recognized when the uranium market collapsed," Campbell noted.

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"At the present time, we see both hard rock and In-Situ Leach (ISL) potential on the joint venture's properties and we are optimistic that our sizeable work commitment over the next three years will support our investment decision in a tangible fashion."

The joint venture's property holdings cover substantial portions of the mineralized trends in which sandstone-hosted uranium deposits are known to exist within the Westwater Canyon member of the Morrison Formation. This member is the principal host for some of the most important uranium mines of the Grants region including several important deposits hosted within the Poison Canyon sandstone unit of the Morrison Formation.

Exploration drilling was previously carried out on the claims held by several major companies including Homestake Mining and Kerr McGee. Historical information confirms the presence of strong uranium mineralization in the northwest portion of the joint venture's claim group as illustrated by the following holes drilled by Enerdyne and Homestake:

Hole No.	Intercept (Beginning)	Thickness (Ft)	Grade (% U_3O_8)	Pounds U_3O_8/ton
RW-2	1620	15.5	0.29	5.8
including	1621	14.5	0.31	6.2
RW-7	1592	8.0	0.33	6.6
RW-10	1589	27.0	0.23	4.6
RW-12	1677	6.0	0.23	4.6
RW-15	1622	8.0	0.10	2.0
3002	1548	7.0	0.08	1.6
including	1569	14.5	0.12	2.4
3105	1515	16.0	0.12	2.4
including	1588	9.0	0.19	3.8
2904	1548	6.0	0.12	2.4
2809	1672	20.0	0.25	5.0
CC.1-1.1	1573	20.0	0.12	2.4
DD.6-5.5	1543	16.0	0.11	2.2
including	1572	11.0	0.07	1.4

A review of this drill data indicates that the mineralization is part of two continuous zones hosted within upper sandstones of the Westwater Canyon member of the Morrison Formation. This data is historical in nature and is not compliant with NI 43-101.

On the eastern portion of the joint venture's Endy claim group, wide-spaced holes drilled by CONOCO exceeding 400 feet intersected strong mineralization in several holes as indicated below:

Hole No.	Intercept (Beginning)	Thickness (Ft)	Grade (% U_3O_8)	Pounds U_3O_8/ton
C-3	2,934	15.5	0.15	3.0
C-9	2,914	10.0	0.30	6.0
C-11	2,966	6.0	0.18	3.6
C-12	3,012	24.5	0.17	3.4
C-13	2,987	29.0	0.12	2.4

This mineralization appears to be an easterly extension of the adjoining Roco Honda uranium deposit of Strathmore Minerals which is estimated to contain more than 17 million pounds of U_3O_8 as reported by Strathmore. An Open File Report published by the New Mexico Bureau of Geology and Mineral Resources shows the Roco Honda deposit extending to the western limit of Strathmore's property with the Trans America/Neutron Energy claims.

The joint venture will undertake to acquire all remaining historical drilling data for the properties, carry out a geologic evaluation of the data, initiate a drilling program to verify the historical information, and prepare a resource estimate based on past and present information.

This news release has been reviewed by Geoffrey S. Carter, a Qualified Person as defined by National Instrument 43-101.

TRANS AMERICA INDUSTRIES LTD.,
John K. Campbell
President

The TSX Venture Exchange has not reviewed or does not accept responsibility for the adequacy or accuracy of this release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

For further information please refer to web sites for Trans America at: www.Sedar.com and www.trans-america.ca